Mail Stop 3561
								December 29, 2005

Mr. Jeffrey B. DeBoer
Senior Vice President and Chief Executive Officer
Lithia Motors, Inc.
360 E. Jackson Street
Medford, Oregon 97501

	RE:	Lithia Motors, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 15, 2005
		File No. 1-15035

Dear Mr. DeBoer:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Year Ended December 31, 2004

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

1. We note that flooring financing related to vehicles not purchased from the manufacturer providing the financing (non-trade flooring notes payable) is classified as cash flows from operating activities.
We also note that proceeds from sale of vehicles leased to others and expenditures for vehicles leased to others are classified as cash flows from investing activities. In addition, we note that you corrected the classification of these cash flows in your Form 10-Q for the quarter ended September 30, 2005 and that you separately reported trade and non-trade flooring notes payable in the balance sheets included in the filing. Please tell us:

* the aggregate amounts of cash inflows and cash outflows under non-trade flooring notes payable for each year presented;

* why you characterize the change in the classification of cash flows from non-trade flooring notes payable as a reclassification rather than as a correction of an error in accordance with APB 20 in Form 10-Q for the quarter ended September 30, 2005; and

* why the change in the classification of cash flows related to vehicles leased to others is not disclosed as a reclassification or correction of an error in Form 10-Q for the quarter ended
September
30, 2005.

Please also tell us whether you intend to revise the classification of these cash flows in your Form 10-K for the year ended December
31,
2005.  If not, tell us why.  If so, tell us:

* how you intend to disclose and characterize the corrections; and

* whether you intend to disclose non-trade flooring notes payable on a gross or net basis; and

* the justifications in GAAP for each.




      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filing.

		You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202)
551-
3716 with any other questions.



							Sincerely,



							William Choi
							Branch Chief

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

        	DIVISION OF
	    CORPORATION FINANCE





Mr. Jeffery B. DeBoer
Lithia Motors, Inc.
December 29, 2005
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